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                                                                     EXHIBIT 8.2

                      [LETTERHEAD OF MAYER, BROWN & PLATT]

                            August 13, 1999

St. Paul Bancorp, Inc.
6700 West North Avenue
Chicago, Illinois 60707

        Re: Certain Federal Income Tax Consequences of the Merger

Ladies and Gentlemen:

        We have acted as counsel to St. Paul Bancorp, Inc. ("St. Paul") in connection with the merger (the "Merger") of St. Paul with and into Charter Michigan Bancorp Inc. ("Charter Michigan"), a wholly owned subsidiary of Charter One Financial, Inc. ("COFI"), pursuant to the Agreement and Plan of Merger dated as of May 17, 1999 (the "Merger Agreement") by and among COFI, Charter Michigan and St. Paul. You have requested that we provide an opinion regarding the treatment of the Merger under the Internal Revenue Code of 1986, as amended (the "Code"), and the accuracy of the tax disclosures in the proxy statement/prospectus (the "Proxy Statement/Prospectus").

        In providing this opinion, we have relied on (i) the description of the transaction as set forth in the Merger Agreement and the exhibits thereto, (ii) the description of the transaction as set forth in the Proxy Statement/Prospectus and the exhibits thereto, (iii) covenants made by St. Paul in the Merger Agreement, and (iv) representations provided by St. Paul and COFI concerning certain facts underlying and relating to the Merger.

        Based upon and subject to the foregoing, it is our opinion that:

        (i) the summaries of Federal income tax consequences set forth in the Proxy Statement/Prospectus under the headings "Summary -- Certain Federal Income Tax Consequences" and "The Merger -- Certain Federal Income Tax Consequences" are accurate in all material respects as to matters of law and legal conclusions,

        (ii) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code, and

        (iii) as a result of the Merger, no gain or loss will be recognized by a holder who receives solely COFI Common Stock (except for cash received in lieu of fractional shares) in exchange for all of his or her shares of St. Paul Common Stock.

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      This opinion is based on current provisions of the Code, the Treasury regulations promulgated thereunder, and the interpretation of the Code and such regulations by the courts and the Internal Revenue Service, as they are in effect and exist at the date of this opinion. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could adversely affect our conclusion.

      We hereby consent to the filing of this opinion as an exhibit to the Proxy Statement/Prospectus and to all references to this firm under the headings "Summary -- Certain Federal Income Tax Consequences" and "The Merger -- Certain Federal Income Tax Consequences" in the Proxy Statement/Prospectus.

                                          Sincerely,

                                          /s/ Mayer, Brown & Platt
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                                          MAYER, BROWN & PLATT